May 27, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Request to Withdraw Registration Statement on Form S-1 (File No. 333-173840)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), MabCure, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its registration statement on Form S-1 (File No. 333-173840) together with all exhibits (the “Registration Statement”) initially filed with the SEC on May 2, 2011.

The Registrant is requesting to withdraw the Registration Statement because it has amended the securities purchase agreement attached as an exhibit to the Registration Statement. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the SEC in connection with the filing of the Registration Statement.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Steve Kronengold at (718) 360-5351.

Sincerely,

/s/ Dr. Amnon Gonenne
Dr. Amnon Gonenne
President and Chief Executive Officer

Cc: Johnny Gharib, Division of Corporation Finance